SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2008
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Nobuyuki Oneda
(Signature)
Nobuyuki Oneda
Executive Vice President and
Chief Financial Officer

Date: July 29, 2008

List of materials

Documents attached hereto:

i) Press release announcing Consolidated Financial Results for the First Quarter Ended June 30, 2008.

1-7-1 Konan, Minato-ku
Tokyo 108-0075 Japan
News & Information

No: 08-090E
3:00 P.M. JST, July 29, 2008

Consolidated Financial Results
for the First Quarter Ended June 30, 2008

Tokyo, July 29, 2008 -- Sony Corporation today announced its consolidated results for the first quarter ended June 30, 2008 (April 1, 2008 to June 30, 2008).

●	Consolidated sales remained unchanged year-on-year; local currency sales increased 8%.
●	In the Game segment, performance improved significantly and operating income was recorded.
●	In the Electronics segment, operating income decreased year-on-year mainly due to increased price competition and a decrease in equity in net income of affiliated companies.
●	BRAVIA LCDTM television profitability improved.

(Billions of yen, millions of U.S. dollars, except per share amounts)
First quarter ended June 30
	2007	2008	Change in yen	2008	*
Sales and operating revenue	¥1,976.5	¥1,979.0	+0.1%	$18,670
Operating income **	121.3	73.4	-39.5	693
(Equity in net income of affiliated companies recorded within operating income)	22.0	2.2	-89.8	21
Income before income taxes **	105.7	62.9	-40.5	594
Net income	66.5	35.0	-47.4	330

Net income per share of common stock
— Basic	¥66.29	¥34.86	-47.4	$0.33
— Diluted	63.14	33.28	-47.3	0.31

Unless otherwise specified, all amounts are presented on the basis of Generally Accepted Accounting Principles in the U.S. (“U.S. GAAP”).

* U.S. dollar amounts have been translated from yen, for convenience only, at the rate of ¥106=U.S.$1, the approximate Tokyo foreign exchange market rate as of June 30, 2008.

** Sony periodically reviews the presentation of its financial information to ensure that it is consistent with the way management views its consolidated operations.  Since Sony considers Sony Ericsson Mobile Communications AB (“Sony Ericsson”), S-LCD Corporation (“S-LCD”) and SONY BMG MUSIC ENTERTAINMENT (“SONY BMG”) (which together constitute a majority of Sony’s equity investments) to be integral to Sony’s operations, Sony determined the most appropriate method to report equity in net income or loss of all affiliated companies was as a component of operating income, effective from the first quarter of the fiscal year ending March 31, 2009.  Of the above equity affiliates, the equity earnings from Sony Ericsson and S-LCD are recorded within the operating income of the Electronics segment and the equity earnings from SONY BMG are recorded within All Other.  In connection with this reclassification, consolidated operating income, operating income of each segment and consolidated income before income taxes for the first quarter of the fiscal year ended March 31, 2008 have been reclassified to conform with the current quarter presentation.

Consolidated Results for the First Quarter Ended June 30, 2008

Sales and operating revenue (“sales”) increased 0.1% compared to the same quarter of the previous fiscal year (“year-on-year”).

Electronics segment sales increased 0.7% year-on-year due to an increase in sales of products such as BRAVIA LCD televisions.  In the Game segment, sales increased 16.8% year-on-year primarily as a result of an increase in sales of PLAYSTATION®3 (“PS3”) and PSP® (PlayStation Portable) (“PSP”).  In the Pictures segment, there was a 31.0% decrease in sales year-on-year primarily because no film released theatrically in the current quarter performed as strongly as Spider-Man 3, which was released in the same quarter of the prior year.  In the Financial Services segment, although revenue from insurance premiums at Sony Life Insurance Co., Ltd. (“Sony Life”) increased, revenue decreased by 1.0% year-on-year due to a decrease in net valuation gains from convertible bonds in the general account and lower net gains from investments in the separate account.

On a local currency basis, consolidated sales increased 8% year-on-year.  For references to sales on a local currency basis, see Note on page 8.

Operating income decreased 39.5% year-on-year.

In the Electronics segment, operating income decreased mainly due to increased price competition and a decrease in equity in net income for Sony Ericsson.  In the Game segment, operating income was recorded compared with an operating loss recorded in the same quarter of the previous fiscal year mainly due to improved profitability of the PS3 business resulting from PS3 hardware cost reductions and increased sales of PS3 software, as well as strong sales of PSP hardware.  In the Pictures segment, an operating loss was recorded mainly due to the decrease in theatrical revenues and a significant increase in theatrical marketing expenses year-on-year related to upcoming film releases.  In the Financial Services segment, operating income decreased year-on-year mainly due to a decline in net valuation gains from convertible bonds in the general account of Sony Life.

Restructuring charges of ¥0.6 billion ($5 million) were recorded as operating expenses this quarter compared to ¥3.4 billion in the same quarter of the previous year.

Equity in net income of affiliated companies recorded within operating income decreased 89.8% year-on-year to ¥2.2 billion ($21 million).  Sony recorded equity in net income for Sony Ericsson of ¥0.6 billion ($5 million), a decrease of ¥17.1 billion year-on-year primarily due to a less favorable product mix, especially in Europe, increased overall price competition, and higher R&D investments as a percentage of sales.  Sony recorded equity in net loss of ¥2.5 billion ($24 million) for SONY BMG, a deterioration of ¥3.8 billion from the equity in net income recorded in the same quarter of the previous year reflecting the impact of the continued decline of the worldwide physical music market, higher restructuring costs and the non-recurrence of a prior year gain on sale of an interest in a joint venture of SONY BMG.  Equity in net income of ¥2.6 billion ($24 million) was recorded for S-LCD, a joint-venture with Samsung Electronics Co., Ltd., a year-on-year increase of ¥1.1 billion.

Income before income taxes was ¥62.9 billion ($594 million), a year-on-year decrease of 40.5%, due to the decrease in operating income discussed above.

Income taxes: During the quarter, Sony recorded ¥19.0 billion ($180 million) of income taxes resulting in an effective tax rate of 30.2%.  The effective tax rate was lower than the Japanese statutory tax rate mainly due to the reversal of valuation allowances at certain Sony subsidiaries as the tax benefits previously not recognized are now expected to be realized.

Minority interest in income of consolidated subsidiaries was ¥8.9 billion ($84 million), compared with a ¥0.4 billion loss in the same quarter of the previous fiscal year.  Minority interest income was recorded during the quarter due to the decrease in ownership of Sony Financial Holdings Inc. (“SFH”) by Sony Corporation from 100% to 60% as a result of the global initial public offering of SFH shares in October 2007.

As a result of the changes in the items discussed above, net income decreased 47.4% year-on-year to ¥35.0 billion ($330 million).

Operating Performance Highlights by Business Segment

“Sales and operating revenue” in each business segment represents sales and operating revenue recorded before intersegment transactions are eliminated.  “Operating income (loss)” in each business segment represents operating income (loss) reported before intersegment transactions and unallocated corporate expenses are eliminated.

Electronics
(Billions of yen, millions of U.S. dollars)
First quarter ended June 30
	2007	2008	Change in yen	2008
Sales and operating revenue	¥1,429.3	¥1,439.1	+0.7%	$13,577
Operating income	103.5	44.4	-57.2	418

Unless otherwise specified, all amounts are on a U.S. GAAP basis.

Sales increased by 0.7% year-on-year (a 9% increase on a local currency basis) to ¥1,439.1 billion ($13,577 million) due to higher sales of products including BRAVIA LCD televisions, which saw increased unit sales in all regions.  This was partially offset by the negative impact from the appreciation of the yen against the U.S. dollar.  Sales to outside customers increased 2.6% year-on-year.

Operating income decreased by 57.2% year-on-year to ¥44.4 billion ($418 million).  This decrease was largely due to increased price competition and a decrease in equity in net income for Sony Ericsson.  With regard to products within the Electronics segment, although BRAVIA LCD television profitability improved due to a significant increase in unit sales, Cyber-shotTM compact digital cameras and Handycam® video cameras, both of which met intensified competition from other companies and decelerated market growth for these products in developed countries, as well as VAIOTM PCs, which suffered unit price declines, experienced a decrease in profit.

Inventory, as of June 30, 2008, was ¥1,016.0 billion ($9,585 million), an increase of ¥87.6 billion, or 9.4%, compared with the level as of June 30, 2007 and an increase of ¥193.9 billion, or 23.6%, compared with the level as of March 31, 2008.

Operating Results for Sony Ericsson Mobile Communications AB

The following operating results for Sony Ericsson, which is accounted for by the equity method as Sony Corporation’s ownership percentage is 50%, are not consolidated in Sony’s consolidated financial statements.  However, Sony believes that this disclosure provides additional useful analytical information to investors regarding operating performance of Sony.  As previously stated, the equity earnings of Sony Ericsson are included in operating income of the Electronics segment.

(Millions of euro)
Quarter ended June 30
	2007	2008	Change in euro
Sales and operating revenue	€3,112	€2,820	-9%
Income before taxes	327	8	-98
Net income	220	6	-97

Sales for the quarter ended June 30, 2008 decreased 9% year-on-year due to unfavorable exchange rate fluctuations, continued slowing market growth in mid- to high-end phones, and increased competition.  Income before taxes for the quarter decreased significantly year-on-year due to a less favorable product mix, with particular impact in Europe, increased overall price competition and higher R&D investments as a percentage of sales.  As a result, Sony recorded equity in net income of ¥0.6 billion ($5 million).

Game
(Billions of yen, millions of U.S. dollars)
First quarter ended June 30
	2007	2008	Change in yen	2008
Sales and operating revenue	¥196.6	¥229.6	+16.8%	$2,166
Operating income (loss)	(29.2)	5.4	-	51

Unless otherwise specified, all amounts are on a U.S. GAAP basis.

Sales increased 16.8% year-on-year (a 25% increase on a local currency basis) to ¥229.6 billion ($2,166 million).

Hardware: Overall hardware sales increased as a result of an increase in sales of PS3 and PSP.  Sales of PlayStation®2 (“PS2”) decreased year-on-year.

Software: Despite an increase in PS3 and PSP software sales, overall software sales decreased as a result of a decrease in PS2 software sales.

Operating income of ¥5.4 billion ($51 million) was reported, compared to an operating loss of ¥29.2 billion reported in the same quarter of the previous year.  The improvement in operating performance in the current quarter was primarily due to an improvement in the operating performance of the PS3 business as a result of PS3 hardware cost reductions and increased sales of PS3 software, as well as strong sales of PSP hardware.

Worldwide hardware unit sales (increase/decrease year-on-year):
-->	PS2:	1.51 million units (a decrease of 1.15 million units)
-->	PSP:	3.72 million units (an increase of 1.59 million units)
-->	PS3:	1.56 million units (an increase of 0.86 million units)

Worldwide software unit sales (increase/decrease year-on-year):
-->	PS2:	19.3 million units (a decrease of 11.8 million units)
-->	PSP:	11.8 million units (an increase of 2.0 million units)
-->	PS3:	22.8 million units (an increase of 18.1 million units)

Inventory, as of June 30, 2008, was ¥159.5 billion ($1,505 million), which represents a ¥67.5 billion, or 29.7%, decrease compared with the level as of June 30, 2007 due to a decrease in PS3 hardware inventory.  Inventory decreased by ¥22.0 billion, or 12.1%, compared with the level as of March 31, 2008.

Pictures
(Billions of yen, millions of U.S. dollars)
First quarter ended June 30
	2007	2008	Change in yen	2008
Sales and operating revenue	¥231.4	¥159.6	-31.0%	$1,506
Operating income (loss)	4.6	(8.3)	-	(78)

Unless otherwise specified, all amounts are reported on a U.S. GAAP basis.  The results presented above are a yen-translation of the results of Sony Pictures Entertainment (“SPE”), a U.S.-based operation which aggregates the results of its worldwide subsidiaries.  Management analyzes the results of SPE in U.S. dollars, so discussion of certain portions of its results are specified as being on “a U.S. dollar basis.”

Sales decreased 31.0% year-on-year (a 20% decrease on a U.S. dollar basis).  The decrease is primarily due to the strong worldwide theatrical performance of Spider-Man 3 in the same quarter of the previous fiscal year.  In the current quarter, there was no comparable major film released theatrically.  The film that contributed most significantly to motion picture revenues during the current quarter was You Don’t Mess with the Zohan.  Partially offsetting the motion picture revenue decrease, television revenues increased year-on-year due to higher advertising revenues from several international channels.

An operating loss of ¥8.3 billion ($78 million) was recorded as compared to operating income of ¥4.6 billion in the same quarter of the previous fiscal year.  The decrease in operating results is due, in part, to the same factors contributing to the lower motion picture revenues noted above.  In addition, theatrical marketing expenses related to upcoming film releases were significantly higher than those recorded in the prior year’s first quarter.  Television operating income benefited from the higher advertising revenues noted above.

Financial Services

(Billions of yen, millions of U.S. dollars)
First quarter ended June 30
	2007	2008	Change in yen	2008
Financial service revenue	¥184.8	¥183.0	-1.0%	$1,727
Operating income	33.8	30.6	-9.4	288

In Sony's Financial Services segment, results include SFH, Sony Life, Sony Assurance Inc., Sony Bank Inc. (“Sony Bank”) and Sony Finance International Inc.  Unless otherwise specified, all amounts are reported on a U.S. GAAP basis. Therefore, the results of Sony Life shown below differ from the results that SFH and Sony Life disclose on a Japanese statutory basis.  As a result of the global initial public offering of SFH shares in October 2007, Sony Corporation’s ownership percentage in SFH is 60%.  Consolidated results for SFH continue to be presented in Sony’s consolidated financial statements along with a minority interest component.

Financial service revenue decreased 1.0% year-on-year due to a decrease in revenue at Sony Life.  Revenue at Sony Life was ¥155.2 billion ($1,464 million), a ¥6.6 billion or 4.1% decrease year-on-year.  Revenue decreased due to a decrease in net valuation gains from convertible bonds in the general account and lower net gains from investments in the separate account.  Partially offsetting this was an increase in revenue from insurance premiums reflecting an increase in insurance-in-force.

Operating income decreased 9.4% year-on-year as the result of a decline in operating income at Sony Life.  Operating income at Sony Life was ¥27.6 billion ($260 million), a ¥7.0 billion or 20.3% decrease year-on-year.  This decrease was mainly due to a decline in net valuation gains from convertible bonds in the general account which more than offset the contribution from increased revenue from insurance premiums at Sony Life.

All Other
(Billions of yen, millions of U.S. dollars)
First quarter ended June 30
	2007	2008	Change in yen	2008
Sales and operating revenue	¥84.2	¥92.1	+9.5%	$869
Operating income	8.9	6.7	-24.3	64

Unless otherwise specified, all amounts are on a U.S. GAAP basis.

Sales increased 9.5% year-on-year, mainly due to the recognition of revenue from a settlement payment related to copyright infringement claims, higher fee revenue from broadband connection services, especially fiber-optic, at So-net Entertainment Corporation and an increase in sales at Sony Music Entertainment (Japan) Inc. (“SMEJ”).

Sales at SMEJ increased year-on-year mainly as a result of an increase in music download sales and animation DVD sales.  SMEJ’s best-selling albums during the current quarter included I LOVED YESTERDAY by YUI and TOKYO STAR by Miliyah Kato.

Operating income decreased 24.3% year-on-year due to deterioration in equity in net income (loss) for SONY BMG. This decrease was partially offset by the above-mentioned recognition of revenue from a settlement payment related to copyright infringement claims.

Operating Results for SONY BMG MUSIC ENTERTAINMENT

The following operating results for SONY BMG, which is accounted for by the equity method as Sony Corporation’s ownership percentage is 50%, are not consolidated in Sony’s consolidated financial statements. However, Sony believes that this disclosure provides additional useful analytical information to investors regarding operating performance of Sony.  As previously stated, the equity earnings of SONY BMG are included in operating income of All Other.

(Millions of U.S. dollars)
Quarter ended June 30
	2007	2008	Change in U.S. dollars
Sales and operating revenue	$875	$820	-6%
Income (loss) before income taxes	31	(42)	-
Net income (loss)	21	(49)	-

Sales for the quarter ended June 30, 2008 decreased by 6% year-on-year primarily due to the continued decline in the physical music market worldwide not being fully offset by growth in digital product sales.  A loss before income taxes of $42 million was recorded for the current quarter compared to income before income taxes of $31 million recorded in the same quarter of the previous year.  The decrease in profitability reflects the impact of decline in revenue due to continuing difficult industry-wide market conditions, a year-on-year increase in restructuring costs of $46 million and the non-recurrence of the prior year gain on sale of an interest in a joint venture of SONY BMG.  As a result, equity in net loss of ¥2.5 billion ($24 million) was recorded by Sony.  Best selling releases during the quarter included Usher’s Here I Stand, Leona Lewis’ Spirit and Neil Diamond’s Home Before Dark.

In August 2004, Sony combined its recorded music business outside of Japan with the recorded music business of Bertelsmann AG, forming SONY BMG, after receiving antitrust approval from, among others, the European Commission.  On December 3, 2004, Impala, an international association of 2,500 independent recorded music companies, appealed the European Commission’s clearance decision to the EU Court of First Instance (“CFI”).  On July 13, 2006, the CFI annulled the Commission’s decision to allow the merger to go forward, requiring the Commission to re-examine the transaction.  In October 2006, Sony Corporation of America and Bertelsmann AG filed an appeal of the CFI’s judgment to the Court of Justice of the European Communities (“ECJ”).  On July 10, 2008, the ECJ rendered judgment on that appeal, setting aside the CFI’s judgment and referring the case back to the CFI for further consideration.  In the meantime, on October 3, 2007, following its re-examination of the merger, the Commission had rendered a second clearance decision reaffirming the conclusion reached in 2004 that the transaction raised no competition concerns.  On June 16, 2008, Impala announced it had filed an appeal of that second clearance decision.  Sony Corporation of America has filed an application to intervene in that appeal.

Cash Flows

For Consolidated Statements of Cash Flows, charts showing Sony’s cash flow information for all segments, all segments excluding the Financial Services segment and the Financial Services segment alone, please refer page to F-3 and F-9 respectively.

Operating Activities: During the current quarter, there was a net cash outflow of ¥216.9 billion ($2,047 million) in operating activities, an increase of ¥123.0 billion, or 130.9 percent year-on-year.  For all segments, excluding the Financial Services segment, ¥262.0 billion ($2,472 million) of net cash was used in operating activities, a deterioration of ¥126.2 billion, or 92.9 percent year-on-year.  The Financial Services segment had a net cash inflow of ¥48.5 billion ($457 million) from operating activities, an improvement of ¥6.9 billion, or 16.7 percent year-on-year.

During the current quarter, with respect to all segments excluding the Financial Services segment, the major cash outflow factors included increases in income tax payments and inventory (particularly within the Electronics segment).  This exceeded cash inflow which included a cash contribution from net income, after taking into account depreciation and amortization, and an increase in notes and accounts payable, trade.  The Financial Services segment generated net cash mainly from an increase in revenue from insurance premiums reflecting a steady increase in insurance-in-force at Sony Life.

Compared with the same quarter of the previous fiscal year, within all segments, excluding the Financial Services segment, net cash used increased during the current quarter mainly as a result of an increase in income tax payments.  Within the Financial Services segment, net cash generated increased mainly due to an increase in revenue from insurance premiums reflecting a steady increase in insurance-in-force at Sony Life.

Investing Activities: During the current quarter, Sony used ¥214.3 billion ($2,021 million) of net cash in investing activities, a decrease of ¥185.5 billion, or 46.4 percent year-on-year.  For all segments, excluding the Financial Services segment, ¥42.9 billion ($405 million) of net cash was used in investing activities, a decrease of ¥67.8 billion, or 61.2 percent year-on-year.  The Financial Services segment used ¥185.0 billion ($1,745 million) in net cash, a decrease of ¥106.3 billion, or 36.5 percent year-on-year.

During the current quarter, with respect to all segments excluding the Financial Services segment, payments for items such as purchases of manufacturing equipment in the Electronics segment and the acquisitions of Gracenote, Inc. and 2waytraffic N.V. exceeded proceeds generated mainly from the sales of semiconductor fabrication equipment.  Within the Financial Services segment, payments for investments and advances, carried out primarily at Sony Life, and at Sony Bank, where operations are expanding, exceeded proceeds from the maturities of marketable securities, sales of securities investments and collections of advances.

Compared with the same quarter of the previous fiscal year, net cash used in investing activities decreased within all segments, excluding the Financial Services segment, primarily due to the sales of semiconductor fabrication equipment.  On the other hand, net cash used in investing activities within the Financial Services segment decreased significantly year-on-year due to a decrease in payments for investments and advances, carried out primarily at Sony Life.

In all segments, excluding the Financial Services segment, net cash used by operating and investing activities combined was ¥304.9 billion ($2,877 million), an increase of ¥58.4 billion compared to net cash used of ¥246.5 billion in the same quarter of the previous fiscal year.

Financing Activities: During the current quarter, ¥113.7 billion ($1,072 million) of net cash was provided by financing activities, a decrease of ¥17.7 billion, or 13.5 percent year-on-year.  For all segments, excluding the Financial Services segment, there was a net cash outflow of ¥1.9 billion ($18 million) in financing activities, a decrease of ¥39.9 billion compared to a net cash inflow of ¥37.9 billion in the same quarter of the previous fiscal year.  This was primarily due to decrease in proceeds from borrowings year-on-year.  In the Financial Services segment, as a result of an increase in policyholder accounts at Sony Life and an increase in deposits from customers at Sony Bank, financing activities generated ¥125.8 billion ($1,187 million) of net cash, an increase of ¥29.9 billion, or 31.1 percent year-on-year.

Total Cash and Cash Equivalents: Accounting for the above factors and the effect of fluctuations in the exchange rate, the total outstanding balance of cash and cash equivalents at the end of the current quarter was ¥787.8 billion ($7,432 million), a decrease of ¥298.7 billion, or 27.5 percent compared with the balance as of March 31, 2008.  This is an increase of ¥337.4 billion, or 74.9 percent compared with the balance as of June 30, 2007.  The outstanding balance of cash and cash equivalents of all segments, excluding the Financial Services segment, was ¥660.7 billion ($6,234 million), a decrease of ¥288.0 billion, or 30.4 percent compared with the balance as of March 31, 2008.  This is an increase of ¥333.6 billion, or 102.0 percent compared with the balance as of June 30, 2007.  Within the Financial Services segment, the outstanding balance of cash and cash equivalents was ¥127.0 billion ($1,198 million), a decrease of ¥10.7 billion, or 7.8 percent compared with the balance as of March 31, 2008.  This is an increase of ¥3.8 billion, or 3.1 percent compared with the balance as of June 30, 2007.

Note

During the quarter ended June 30, 2008, the average value of the yen was ¥103.6 against the U.S. dollar and ¥161.9 against the euro, which was 15.7% higher against the U.S. dollar and 0.4% lower against the euro, compared with the average rates for the same quarter of the previous fiscal year.

Sales on a local currency basis described herein reflect sales obtained by applying the yen’s monthly average exchange rate in the same quarter of the previous fiscal year to local currency-denominated monthly sales in the current quarter.  Sales on a local currency basis are not reflected in Sony’s consolidated financial statements and are not measures conforming with U.S. GAAP.  Sony does not believe that these measures are a substitute for U.S. GAAP measures.  However, Sony believes that disclosing sales information on a local currency basis provide additional useful analytical information to investors regarding operating performance of Sony.

Outlook for the Fiscal Year ending March 31, 2009

Sony’s consolidated results forecast for the fiscal year ending March 31, 2009, as announced on May 14, 2008, has been revised as per the table below:

	(Billions of yen)
		Change from	Change from
	Current	March 31, 2008	May	May
	Forecast	Actual Results	Forecast	Forecast
Sales and operating revenue	¥9,200	+4%	+2%	¥9,000
Operating income*	470	-1	-10	520
(Equity in net income of	10	-90	-86	70
affiliated companies)
Income before income taxes*	460	-19	-10	510
Net income	240	-35	-17	290

*In connection with the change in reporting of equity in net income of affiliated companies as a component of operating income, the above figures for change from March 31, 2008 actual results are calculated based on the results for the fiscal year ended March 31, 2008, which have been reclassified to conform with the current forecast presentation. The figures for the May forecast are also reclassified to conform with the current forecast presentation.

Assumed foreign currency exchange rates for the remainder of the fiscal year: approximately ¥105 to the U.S. dollar and approximately ¥162 to the euro.  (Assumed foreign exchange rates for the fiscal year at the time of the May forecast: approximately ¥100 to the U.S. dollar and approximately ¥158 to the euro.)

The principal reasons for the revisions are as follows:

1. With regard to equity in net income of affiliated companies recorded within operating income, we revised our outlook from ¥70 billion to ¥10 billion as the operating results for Sony Ericsson are expected to be significantly lower than the May forecast.

2. Operating income for the first quarter slightly exceeded our forecast due to the yen exchange rate depreciating against the U.S. dollar and euro, more than the assumed exchange rates as of May, and favorable results in the Game segment.

3. With regard to sales and operating income for the remainder of the fiscal year, the revision of assumed foreign exchange rates to reflect a depreciating yen compared to the May forecast has a positive impact. However, a more cautious outlook about the business environment for the Electronics segment compared to the May forecast has a negative impact.

Our forecast for capital expenditures, depreciation and amortization, and research and development expenses, as per the table below, is unchanged from the forecast announced on May 14, 2008.

(Billions of yen)
	May	Change from
	Forecast	previous fiscal year
Capital expenditures (additions to fixed assets) *	¥430	+28%
Depreciation and amortization**	420	-2
(Depreciation expenses for tangible assets)	330	0
Research and development expenses	540	+4

* Investments in equity affiliates are not included within the forecast for capital expenditures.
** The forecast for depreciation and amortization includes amortization of intangible assets and amortization of deferred insurance acquisition costs.

Cautionary Statement

Statements made in this release with respect to Sony’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony.  Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “may” or “might” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions.  From time to time, oral or written forward-looking statements may also be included in other materials released to the public.  These statements are based on management’s assumptions and beliefs in light of the information currently available to it.  Sony cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them.  You also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.  Sony disclaims any such obligation.  Risks and uncertainties that might affect Sony include, but are not limited to (i) the global economic environment in which Sony operates, as well as the economic conditions in Sony’s markets, particularly levels of consumer spending; (ii) exchange rates, particularly between the yen and the U.S. dollar, the euro and other currencies in which Sony makes significant sales or in which Sony's assets and liabilities are denominated; (iii) Sony’s ability to continue to design and develop and win acceptance of, as well as achieve sufficient cost reductions for, its products and services, including newly introduced platforms within the Game segment, which are offered in highly competitive markets characterized by continual new product introductions, rapid development in technology and subjective and changing consumer preferences (particularly in the Electronics, Game and Pictures segments, and the music business); (iv) Sony’s ability and timing to recoup large-scale investments required for technology development and increasing production capacity; (v) Sony’s ability to implement successfully business reorganization activities in its Electronics segment; (vi) Sony’s ability to implement successfully its network strategy for its Electronics, Game and Pictures segments, and All Other, including the music business, and to develop and implement successful sales and distribution strategies in its Pictures segment and the music business in light of the Internet and other technological developments; (vii) Sony’s continued ability to devote sufficient resources to research and development and, with respect to capital expenditures, to correctly prioritize investments (particularly in the Electronics segment); (viii) Sony’s ability to maintain product quality (particularly in the Electronics and Game segments); (ix) the success of Sony’s joint ventures and alliances; (x) the outcome of pending legal and/or regulatory proceedings; (xi) shifts in customer demand for financial services such as life insurance and Sony’s ability to conduct successful asset liability management in the Financial Services segment; and (xii) the impact of unfavorable conditions or developments (including market fluctuations or volatility) in the Japanese equity markets on the revenue and operating income of the Financial Services segment.  Risks and uncertainties also include the impact of any future events with material adverse impacts.

(Unaudited)
Consolidated Financial Statements
Consolidated Balance Sheets
(Millions of yen, millions of U.S. dollars)
June 30							March 31
ASSETS	2007	2008	Change from 2007			2008	2008
Current assets:
Cash and cash equivalents	¥450,368	¥787,764	¥	+337,396	+74.9%	$7,432	¥1,086,431
Call loan in the banking business	170,659	288,202		+117,543	+68.9	2,719	352,569
Marketable securities	516,014	504,407		-11,607	-2.2	4,759	427,709
Notes and accounts receivable, trade	1,268,374	1,202,912		-65,462	-5.2	11,348	1,183,620
Allowance for doubtful accounts and sales returns	(110,843)	(85,025)		+25,818	-23.3	(802)	(93,335)
Inventories	1,189,195	1,208,080		+18,885	+1.6	11,397	1,021,595
Deferred income taxes	230,458	242,095		+11,637	+5.0	2,284	237,073
Prepaid expenses and other current assets	609,769	756,792		+147,023	+24.1	7,139	794,001
	4,323,994	4,905,227		+581,233	+13.4	46,276	5,009,663

Film costs	309,841	326,233		+16,392	+5.3	3,078	304,243

Investments and advances:
Affiliated companies	467,121	392,329		-74,792	-16.0	3,701	381,188
Securities investments and other	3,668,091	4,123,882		+455,791	+12.4	38,905	3,954,460
	4,135,212	4,516,211		+380,999	+9.2	42,606	4,335,648

Property, plant and equipment:
Land	169,454	159,747		-9,707	-5.7	1,507	158,289
Buildings	1,004,770	917,638		-87,132	-8.7	8,657	903,116
Machinery and equipment	2,554,261	2,436,280		-117,981	-4.6	22,984	2,483,016
Construction in progress	63,996	80,211		+16,215	+25.3	757	55,740
Less-Accumulated depreciation	(2,343,545)	(2,359,650)		-16,105	+0.7	(22,261)	(2,356,812)
	1,448,936	1,234,226		-214,710	-14.8	11,644	1,243,349
Other assets:
Intangibles, net	234,848	320,637		+85,789	+36.5	3,025	263,490
Goodwill	310,842	343,238		+32,396	+10.4	3,238	304,423
Deferred insurance acquisition costs	398,619	404,517		+5,898	+1.5	3,816	396,819
Deferred income taxes	221,162	217,398		-3,764	-1.7	2,051	198,666
Other	481,505	525,080		+43,575	+9.0	4,952	496,438
	1,646,976	1,810,870		+163,894	+10.0	17,082	1,659,836
	¥11,864,959	¥12,792,767	¥	+927,808	+7.8%	$120,686	¥12,552,739

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Short-term borrowings	¥104,960	¥81,790		¥-23,170	-22.1%	$772	¥63,224
Current portion of long-term debt	40,652	374,040		+333,388	+820.1	3,529	291,879
Notes and accounts payable, trade	974,084	1,007,409		+33,325	+3.4	9,504	920,920
Accounts payable, other and accrued expenses	885,328	920,120		+34,792	+3.9	8,680	896,598
Accrued income and other taxes	66,069	62,632		-3,437	-5.2	591	200,803
Deposits from customers in the banking business	796,578	1,241,248		+444,670	+55.8	11,710	1,144,399
Other	518,165	429,380		-88,785	-17.1	4,050	505,544
	3,385,836	4,116,619		+730,783	+21.6	38,836	4,023,367

Long-term liabilities:
Long-term debt	1,024,604	651,545		-373,059	-36.4	6,147	729,059
Accrued pension and severance costs	190,590	235,021		+44,431	+23.3	2,217	231,237
Deferred income taxes	280,114	274,912		-5,202	-1.9	2,594	268,600
Future insurance policy benefits and other	3,117,406	3,376,605		+259,199	+8.3	31,855	3,298,506
Other	283,167	274,745		-8,422	-3.0	2,591	260,032
	4,895,881	4,812,828		-83,053	-1.7	45,404	4,787,434

Minority interest in consolidated subsidiaries	37,902	273,809		+235,907	+622.4	2,583	276,849

Stockholders' equity:
Capital stock	629,019	630,750		+1,731	+0.3	5,950	630,576
Additional paid-in capital	1,146,403	1,152,593		+6,190	+0.5	10,874	1,151,447
Retained earnings	1,782,895	2,094,336		+311,441	+17.5	19,758	2,059,361
Accumulated other comprehensive income	(9,105)	(283,326)		-274,221	+3,011.8	(2,673)	(371,527)
Treasury stock, at cost	(3,872)	(4,842)		-970	+25.1	(46)	(4,768)
	3,545,340	3,589,511		+44,171	+1.2	33,863	3,465,089
	¥11,864,959	¥12,792,767	¥	+927,808	+7.8%	$120,686	¥12,552,739

Consolidated Statements of Income
(Millions of yen, millions of U.S. dollars, except per share amounts)
							Fiscal year
First quarter ended June 30							ended March 31
2007		2008	Change from 2007			2008	2008
Sales and operating revenue:
Net sales	¥1,768,152	¥1,775,262	¥	+7,110	+0.4%	$16,748	¥8,201,839
Financial service revenue	177,052	178,382		+1,330	+0.8	1,683	553,216
Other operating revenue	31,306	25,400		-5,906	-18.9	239	116,359
	1,976,510	1,979,044		+2,534	+0.1	18,670	8,871,414
Costs and expenses:
Cost of sales	1,328,902	1,367,665		+38,763	+2.9	12,902	6,290,022
Selling, general and administrative	404,124	394,249		-9,875	-2.4	3,719	1,714,445
Financial service expenses	145,421	147,784		+2,363	+1.6	1,394	530,306
(Gain) loss on sale, disposal or impairment of assets, net	(1,260)	(1,853)		-593	-	(17)	(37,841)
	1,877,187	1,907,845		+30,658	+1.6	17,998	8,496,932

Equity in net income of affiliated companies	21,965	2,240		-19,725	-89.8	21	100,817

Operating income	121,288	73,439		-47,849	-39.5	693	475,299

Other income:
Interest and dividends	9,460	7,782		-1,678	-17.7	74	34,272
Foreign exchange gain, net	—	—		—	-	—	5,571
Gain on sale of securities investments, net	1,380	142		-1,238	-89.7	1	5,504
Gain on change in interest in subsidiaries and equity investees	—	—		—	-	—	82,055
Other	6,452	5,183		-1,269	-19.7	49	22,045
	17,292	13,107		-4,185	-24.2	124	149,447

Other expenses:
Interest	7,044	4,816		-2,228	-31.6	45	22,931
Loss on devaluation of securities investments	41	940		+899	+2,192.7	9	13,087
Foreign exchange loss, net	18,916	12,927		-5,989	-31.7	122	—
Loss on change in interest in subsidiaries and equity investees	—	12		+12	-	0	—
Other	6,856	4,929		-1,927	-28.1	47	21,594
	32,857	23,624		-9,233	-28.1	223	57,612

Income before income taxes	105,723	62,922		-42,801	-40.5	594	567,134

Income taxes	39,650	19,001		-20,649	-52.1	180	203,478

Income before minority interest	66,073	43,921		-22,152	-33.5	414	363,656

Minority interest in income (loss) of consolidated subsidiaries	(382)	8,944		+9,326	-	84	(5,779)

Net income	¥66,455	¥34,977		¥-31,478	-47.4	$330	¥369,435

Per share data:
Common stock
Net income
— Basic	¥66.29	¥34.86		-31.43	-47.4	$0.33	¥368.33
— Diluted	63.14	33.28		-29.86	-47.3	0.31	351.10

Consolidated Statements of Cash Flows
	(Millions of yen, millions of U.S. dollars)
				Fiscal year
	First quarter ended June 30			ended March 31
	2007	2008	2008	2008
Cash flows from operating activities:
Net income	¥66,455	¥34,977	$330	¥369,435
Adjustments to reconcile net income to net cash provided by (used in)
operating activities:
Depreciation and amortization, including amortization of deferred insurance acquisition costs	104,004	91,657	865	428,010
Amortization of film costs	90,232	54,106	510	305,468
Stock-based compensation expense	898	998	9	4,130
Accrual for pension and severance costs, less payments	(3,133)	(2,575)	(24)	(17,589)
(Gain) loss on sale, disposal or impairment of assets, net	(1,260)	(1,853)	(17)	(37,841)
Gain on sale or loss on devaluation of securities investments, net	(1,339)	798	8	7,583
(Gain) loss on revaluation of marketable securities held in the financial service business for trading purpose, net	(10,633)	(10,423)	(98)	56,543
(Gain) loss on change in interest in subsidiaries and equity investees	—	12	0	(82,055)
Deferred income taxes	23,859	(21,046)	(199)	20,040
Equity in net (income) losses of affiliated companies, net of dividends	22,926	(1,892)	(18)	(13,527)
Changes in assets and liabilities:
Decrease in notes and accounts receivable, trade	260,600	28,568	270	185,651
Increase in inventories	(210,163)	(137,682)	(1,299)	(140,725)
Increase in film costs	(78,213)	(57,095)	(539)	(353,343)
Increase (decrease) in notes and accounts payable, trade	(216,799)	66,133	624	(235,459)
Increase(decrease) in accrued income and other taxes	(28,151)	(136,816)	(1,291)	138,872
Increase in future insurance policy benefits and other	48,311	56,841	536	166,356
Increase in deferred insurance acquisition costs	(17,355)	(20,745)	(196)	(62,951)
Increase in marketable securities held in the financial service business for trading purpose	(17,047)	(20,478)	(193)	(57,271)
Increase in other current assets	(24,912)	(59,965)	(566)	(24,312)
Increase(decrease) in other current liabilities	(68,725)	(63,789)	(602)	51,838
Other	(33,496)	(16,668)	(157)	48,831
Net cash provided by (used in) operating activities	(93,941)	(216,937)	(2,047)	757,684

Cash flows from investing activities:
Payments for purchases of fixed assets	(104,344)	(111,269)	(1,050)	(474,552)
Proceeds from sales of fixed assets	8,466	132,772	1,253	144,741
Payments for investments and advances by financial service business	(497,598)	(431,271)	(4,069)	(2,283,491)
Payments for investments and advances (other than financial service business)	(26,318)	(60,888)	(574)	(103,082)
Proceeds from maturities of marketable securities, sales of securities investments and collections of advances by financial service business	217,601	253,352	2,390	1,441,496
Proceeds from maturities of marketable securities, sales of securities investments and collections of advances (other than financial service business)	1,968	2,745	26	51,947
Proceeds from sales of subsidiaries' and equity investees' stocks	928	—	—	307,133
Other	(508)	297	3	5,366
Net cash used in investing activities	(399,805)	(214,262)	(2,021)	(910,442)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	23,447	2,534	24	31,093
Payments of long-term debt	(6,081)	(4,110)	(39)	(34,701)
Increase in short-term borrowings,net	30,800	14,215	134	15,838
Increase in deposits from customers in the financial service business,net	75,077	117,458	1,108	485,965
Increase in call money and bills sold in the banking business, net	18,000	—	—	—
Dividends paid	(12,562)	(12,577)	(119)	(25,098)
Proceeds from issuance of shares under stock-based compensation plans	4,285	348	3	7,484
Proceeds from issuance of stocks by subsidiaries	—	—	—	28,943
Other	(1,619)	(4,209)	(39)	(4,006)
Net cash provided by financing activities	131,347	113,659	1,072	505,518

Effect of exchange rate changes on cash and cash equivalents	12,868	18,873	178	(66,228)

Net decrease in cash and cash equivalents	(349,531)	(298,667)	(2,818)	286,532
Cash and cash equivalents at beginning of the fiscal year	799,899	1,086,431	10,250	799,899
Cash and cash equivalents at the end of the period	¥450,368	¥787,764	$7,432	¥1,086,431

Business Segment Information
	(Millions of yen, millions of U.S. dollars)
	First quarter ended June 30
Sales and operating revenue	2007	2008	Change	2008
Electronics
Customers	¥1,316,049	¥1,350,591	+2.6%	$12,741
Intersegment	113,280	88,523		836
Total	1,429,329	1,439,114	+0.7	13,577

Game
Customers	183,909	214,992	+16.9	2,028
Intersegment	12,673	14,623		138
Total	196,582	229,615	+16.8	2,166

Pictures
Customers	231,398	159,638	-31.0	1,506
Intersegment	—	—		—
Total	231,398	159,638	-31.0	1,506

Financial Services
Customers	177,052	178,382	+0.8	1,683
Intersegment	7,788	4,643		44
Total	184,840	183,025	-1.0	1,727

All Other
Customers	68,102	75,441	+10.8	712
Intersegment	16,075	16,698		157
Total	84,177	92,139	+9.5	869

Elimination	(149,816)	(124,487)	-	(1,175)
Consolidated total	¥1,976,510	¥1,979,044	+0.1%	$18,670

Electronics intersegment amounts primarily consist of transactions with the Game segment, Pictures segment and All Other.
All Other intersegment amounts primarily consist of transactions with the Electronics and Game segments.

Operating income (loss)	2007	2008	Change	2008
Electronics	¥103,531	¥44,351	-57.2%	$418
Game	(29,206)	5,418	-	51
Pictures	4,639	(8,262)	-	(78)
Financial Services	33,753	30,577	-9.4	288
All Other	8,881	6,722	-24.3	64
Total	121,598	78,806	-35.2	743

Corporate and elimination	(310)	(5,367)	-	(50)
Consolidated total	¥121,288	73,439	-39.5%	$693

The 2007 segment disclosure above has been revised to reflect the reclassification discussed in Notes 5.

Electronics Sales and Operating Revenue to Customers by Product Category
	(Millions of yen, millions of U.S. dollars)
	First quarter ended June 30
Sales and operating revenue	2007	2008	Change	2008
Audio	¥125,491	¥113,569	-9.5%	$1,071
Video	337,388	315,414	-6.5	2,976
Televisions	235,209	311,538	+32.5	2,939
Information and Communications	233,000	229,068	-1.7	2,161
Semiconductors	59,550	58,750	-1.3	554
Components	189,051	188,874	-0.1	1,782
Other	136,360	133,378	-2.2	1,258
Total	¥1,316,049	¥1,350,591	+2.6%	$12,741

The above table is a breakdown of Electronics sales and operating revenue to customers in the Business Segment Information on page F-4.
The Electronics segment is managed as a single operating segment by Sony's management. However, Sony believes that the information in this table is useful to investors in understanding the product categories in this business segment.
Commencing April 1, 2008, Sony has partially realigned its product category configuration in the Electronics segment. Accordingly, results for the same period of the previous fiscal year have been reclassified.

Geographic Segment Information
	(Millions of yen, millions of U.S. dollars)
	First quarter ended June 30
Sales and operating revenue	2007	2008	Change	2008
Japan	¥516,504	¥519,313	+0.5%	$4,899
United States	468,724	433,500	-7.5	4,090
Europe	476,280	461,689	-3.1	4,355
Other Areas	515,002	564,542	+9.6	5,326
Total	¥1,976,510	¥1,979,044	+0.1%	$18,670

Classification of Geographic Segment Information shows sales and operating revenue recognized by location of customers.

Condensed Financial Services Financial Statements

The results of the Financial Services segment are included in Sony’s consolidated financial statements.  The following schedules show unaudited condensed financial statements for the Financial Services segment and all other segments excluding Financial Services. These presentations are not in accordance with U.S. GAAP, which is used by Sony to prepare its consolidated financial statements. However, because the Financial Services segment is different in nature from Sony’s other segments, Sony believes that a comparative presentation may be useful in understanding and analyzing Sony’s consolidated financial statements. Transactions between the Financial Services segment and Sony without Financial Services are eliminated in the consolidated figures shown below.

Condensed Balance Sheet
	(Millions of yen, millions of U.S. dollars)
Financial Services	June 30			March 31
ASSETS	2007	2008	2008	2008
Current assets:
Cash and cash equivalents	¥123,243	¥127,024	$1,198	¥137,721
Call loan in the banking business	170,659	288,202	2,719	352,569
Marketable securities	513,011	501,380	4,730	424,709
Other	204,555	268,994	2,538	290,120
	1,011,468	1,185,600	11,185	1,205,119

Investments and advances	3,570,916	4,047,875	38,188	3,879,877
Property, plant and equipment	38,275	30,580	288	38,512
Other assets:
Deferred insurance acquisition costs	398,619	404,517	3,816	396,819
Other	106,158	122,129	1,152	105,332
	504,777	526,646	4,968	502,151
	¥5,125,436	¥5,790,701	$54,629	¥5,625,659
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	¥70,163	¥60,822	$574	¥44,408
Notes and accounts payable, trade	13,620	18,007	170	16,376
Deposits from customers in the banking business	796,578	1,241,248	11,710	1,144,399
Other	128,889	148,932	1,405	157,773
	1,009,250	1,469,009	13,859	1,362,956

Long-term liabilities:
Long-term debt	127,485	111,358	1,051	111,771
Future insurance policy benefits and other	3,117,406	3,376,605	31,855	3,298,506
Other	222,114	203,095	1,915	211,130
	3,467,005	3,691,058	34,821	3,621,407

Minority interest in consolidated subsidiaries	5,116	966	9	919
Stockholders' equity	644,065	629,668	5,940	640,377
	¥5,125,436	¥5,790,701	$54,629	¥5,625,659

	(Millions of yen, millions of U.S. dollars)
Sony without Financial Services	June 30			March 31
ASSETS	2007	2008	2008	2008
Current assets:
Cash and cash equivalents	¥327,125	¥660,740	$6,234	¥948,710
Marketable securities	3,003	3,027	29	3,000
Notes and accounts receivable, trade	1,132,128	1,113,535	10,505	1,083,489
Other	1,892,992	1,990,909	18,781	1,801,468
	3,355,248	3,768,211	35,549	3,836,667

Film costs	309,841	326,233	3,078	304,243
Investments and advances	643,114	526,490	4,967	518,536
Investments in Financial Services, at cost	187,400	116,843	1,102	116,843
Property, plant and equipment	1,410,661	1,203,646	11,356	1,204,837
Other assets	1,192,812	1,331,322	12,559	1,203,849
	¥7,099,076	¥7,272,745	$68,611	¥7,184,975
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	¥113,603	¥440,216	$4,153	¥339,485
Notes and accounts payable, trade	961,723	991,183	9,351	906,281
Other	1,351,164	1,269,280	11,974	1,452,756
	2,426,490	2,700,679	25,478	2,698,522

Long-term liabilities:
Long-term debt	948,058	572,305	5,399	650,969
Accrued pension and severance costs	182,126	225,912	2,131	223,203
Other	420,924	424,304	4,003	394,779
	1,551,108	1,222,521	11,533	1,268,951

Minority interest in consolidated subsidiaries	31,769	38,540	364	37,509
Stockholders' equity	3,089,709	3,311,005	31,236	3,179,993
	¥7,099,076	¥7,272,745	$68,611	¥7,184,975

	(Millions of yen, millions of U.S. dollars)
Consolidated	June 30			March 31
ASSETS	2007	2008	2008	2008
Current assets:
Cash and cash equivalents	¥450,368	¥787,764	$7,432	¥1,086,431
Call loan in the banking business	170,659	288,202	2,719	352,569
Marketable securities	516,014	504,407	4,759	427,709
Notes and accounts receivable, trade	1,157,531	1,117,887	10,546	1,090,285
Other	2,029,422	2,206,967	20,820	2,052,669
	4,323,994	4,905,227	46,276	5,009,663

Film costs	309,841	326,233	3,078	304,243
Investments and advances	4,135,212	4,516,211	42,606	4,335,648
Property, plant and equipment	1,448,936	1,234,226	11,644	1,243,349
Other assets:
Deferred insurance acquisition costs	398,619	404,517	3,816	396,819
Other	1,248,357	1,406,353	13,266	1,263,017
	1,646,976	1,810,870	17,082	1,659,836
	¥11,864,959	¥12,792,767	$120,686	¥12,552,739
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	¥145,612	¥455,830	$4,300	¥355,103
Notes and accounts payable, trade	974,084	1,007,409	9,504	920,920
Deposits from customers in the banking business	796,578	1,241,248	11,710	1,144,399
Other	1,469,562	1,412,132	13,322	1,602,945
	3,385,836	4,116,619	38,836	4,023,367

Long-term liabilities:
Long-term debt	1,024,604	651,545	6,147	729,059
Accrued pension and severance costs	190,590	235,021	2,217	231,237
Future insurance policy benefits and other	3,117,406	3,376,605	31,855	3,298,506
Other	563,281	549,657	5,185	528,632
	4,895,881	4,812,828	45,404	4,787,434

Minority interest in consolidated subsidiaries	37,902	273,809	2,583	276,849
Stockholders' equity	3,545,340	3,589,511	33,863	3,465,089
	¥11,864,959	¥12,792,767	$120,686	¥12,552,739

Condensed Statements of Income
	(Millions of yen, millions of U.S. dollars)
Financial Services	First quarter ended June 30
	2007	2008	Change	2008

Financial service revenue	¥184,840	¥183,025	-1.0%	$1,727
Financial service expenses	151,087	152,448	+0.9	1,439
Operating income	33,753	30,577	-9.4	288
Other income (expenses), net	(83)	326	—	4
Income before income taxes	33,670	30,903	-8.2	292
Income taxes and other	13,690	11,593	-15.3	110
Net income	¥19,980	¥19,310	-3.4%	$182

	(Millions of yen, millions of U.S. dollars)
Sony without Financial Services	First quarter ended June 30
	2007	2008	Change	2008

Net sales and operating revenue	¥1,801,475	¥1,802,151	+0.0%	$17,001
Costs and expenses	1,736,297	1,761,779	+1.5	16,620
Equity in net income of affiliated companies	21,965	2,240	-89.8	21
Operating income	87,143	42,612	-51.1	402
Other income (expenses), net	(8,516)	(6,618)	—	(62)
Income before income taxes	78,627	35,994	-54.2	340
Income taxes and other	25,578	8,819	-65.5	84
Net income	¥53,049	¥27,175	-48.8%	$256

	(Millions of yen, millions of U.S. dollars)
Consolidated	First quarter ended June 30
	2007	2008	Change	2008

Financial service revenue	¥177,052	¥178,382	+0.8%	$1,683
Net sales and operating revenue	1,799,458	1,800,662	+0.1	16,987
	1,976,510	1,979,044	+0.1	18,670
Costs and expenses	1,877,187	1,907,845	+1.6	17,998
Equity in net income of affiliated companies	21,965	2,240	-89.8	21
Operating income	121,288	73,439	-39.5	693
Other income, net	(15,565)	(10,517)	—	(99)
Income before income taxes	105,723	62,922	-40.5	594
Income taxes and other	39,268	27,945	-28.8	264
Net income	¥66,455	¥34,977	-47.4%	$330

Condensed Statements of Cash Flows
	(Millions of yen, millions of U.S. dollars)
Financial Services	First quarter ended June 30
	2007	2008	2008

Net cash provided by operating activities	¥41,551	¥48,473	$457
Net cash used in investing activities	(291,286)	(184,964)	(1,745)
Net cash provided by financing activities	95,930	125,794	1,187
Net decrease in cash and cash equivalents	(153,805)	(10,697)	(101)
Cash and cash equivalents at beginning of the fiscal year	277,048	137,721	1,299
Cash and cash equivalents at the end of the fiscal year	¥123,243	¥127,024	$1,198

	(Millions of yen, millions of U.S. dollars)
Sony without Financial Services	First quarter ended June 30
	2007	2008	2008

Net cash used in operating activities	¥(135,851)	¥(262,015)	$(2,472)
Net cash used in investing activities	(110,684)	(42,894)	(405)
Net cash provided by (used in) financing activities	37,941	(1,934)	(18)
Effect of exchange rate changes on cash and cash equivalents	12,868	18,873	178
Net decrease in cash and cash equivalents	(195,726)	(287,970)	(2,717)
Cash and cash equivalents at beginning of the fiscal year	522,851	948,710	8,951
Cash and cash equivalents at the end of the fiscal year	¥327,125	¥660,740	$6,234

	(Millions of yen, millions of U.S. dollars)
Consolidated	First quarter ended June 30
	2007	2008	2008

Net cash used in operating activities	¥(93,941)	¥(216,937)	$(2,047)
Net cash used in investing activities	(399,805)	(214,262)	(2,021)
Net cash provided by financing activities	131,347	113,659	1,072
Effect of exchange rate changes on cash and cash equivalents	12,868	18,873	178
Net decrease in cash and cash equivalents	(349,531)	(298,667)	(2,818)
Cash and cash equivalents at beginning of the fiscal year	799,899	1,086,431	10,250
Cash and cash equivalents at the end of the fiscal year	¥450,368	¥787,764	$7,432

  (Notes)
1.	U.S. dollar amounts have been translated from yen, for convenience only, at the rate of ¥106 = U.S. $1, the approximate Tokyo foreign exchange market rate as of June 30, 2008.

2.	As of June 30, 2008, Sony had 1,006 consolidated subsidiaries (including variable interest entities). It has applied the equity accounting method for 65 affiliated companies.

3.
Weighted-average number of outstanding shares used for computation of earnings per share of common stock are as follows.  The dilutive effect in the weighted-average number of outstanding shares mainly resulted from convertible bonds.

Weighted-average number of outstanding shares	(Thousands of shares)
	First quarter ended June 30
	2007	2008
Net income
— Basic	1,002,496	1,003,466
— Diluted	1,052,584	1,051,148

4.
Sony’s comprehensive income is comprised of net income and other comprehensive income.  Other comprehensive income includes changes in unrealized gains or losses on securities, unrealized gains or losses on derivative instruments, pension liabilities adjustments and foreign currency translation adjustments.  Net income, other comprehensive income and comprehensive income for the first quarters ended June 30, 2008 were as follows:

	(Millions of yen, millions of U.S. dollars)
	First quarter ended June 30
	2007	2008	2008
Net income	¥66,455	¥34,977	$330
Other comprehensive income (loss):
Unrealized losses on securities	(4,900)	(13,857)	(131)
Unrealized gains on derivative instruments	644	1,598	15
Pension liabilities adjustments	(1,516)	(58)	(1)
Foreign currency translation adjustments	112,160	100,518	948
	106,388	88,201	831
Comprehensive income	¥172,843	¥123,178	$1,161

5.
Sony periodically reviews the presentation of its financial information to ensure that it is consistent with the way management views the consolidated operations.  Since Sony considers its equity investments to be integral to its operations, effective April 1, 2008, Sony reports equity in net income of affiliated companies as a component of operating income.  Prior to April 1, 2008, equity in net income of affiliated companies was shown after minority interest in income (loss) of consolidated subsidiaries before net income in Sony’s consolidated results of operations. As a result of the reclassification, operating income and income before income taxes increased by ¥21,965 million ($207 million) and ¥2,240 million ($21 million) for the first quarters ended June 30, 2007 and 2008, respectively. The reclassification did not affect net income for the first quarters ended June 30, 2007 and 2008, respectively.

6.
In September 2006, the FASB issued FAS No. 157, “Fair Value Measurements”.  FAS No. 157 establishes a framework for measuring fair value, clarifies the definition of fair value, and expands disclosures about the use of fair value measurements. FAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements.  In February 2008, the FASB issued FASB Staff Positions (“FSP”) FAS 157-1, “Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13” and FSP FAS 157-2, “Effective Date of FASB Statement No. 157”.  FSP FAS 157-1 removes certain leasing transactions from the scope of FAS No. 157.  FSP FAS 157-2 partially delays the effective date of FAS No. 157 for one year for certain nonfinancial assets and liabilities.  Sony adopted FAS No. 157 on April 1, 2008 with regards to financial assets and liabilities.  The adoption of FAS No. 157 as it relates to financial assets and liabilities did not have a material impact on Sony’s consolidated results of operations and financial position. Sony is currently evaluating the impact for nonfinancial assets and liabilities.

7.
In February 2007, the FASB issued FAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”.  FAS No. 159 permits companies to choose to measure, on an instrument-by-instrument basis, financial instruments and certain other items at fair value that are not currently required to be measured at fair value.  The fair value measurement election is irrevocable and subsequent changes in fair value must be recorded in earnings.  Sony adopted FAS No. 159 on April 1, 2008. Sony did not elect the fair value option for any assets or liabilities, which were not previously carried at fair value. Accordingly, the adoption of FAS No. 159 had no impact on Sony’s consolidated financial statements. However, its effects on future periods will depend on the nature of instruments held by Sony and its elections under the provisions of FAS No. 159.

8.
Sony estimates the annual effective tax rate (“ETR”) derived from a projected annual net income before taxes and calculates interim period income tax provision based on the year-to-date income tax provision computed by applying the ETR to the year-to-date net income before taxes at the end of each interim period.  The income tax provision based on the ETR reflects anticipated income tax credits and net operating loss carryforwards, however, it excludes income tax provision related to significant unusual or extraordinary transactions.  Such income tax provision will be separately reported from the provision based on the ETR in the interim period in which they occur.

Other Consolidated Financial Data

	(Millions of yen, millions of U.S. dollars)
	First quarter ended June 30
	2007	2008	Change	2008
Capital expenditures (additions to property, plant and equipment)	¥95,001	¥77,660	-18.3%	$733
Depreciation and amortization expenses*	104,004	91,657	-11.9	865
(Depreciation expenses for tangible assets)	(76,276)	(68,494)	-10.2	(646)
Research and development expenses	125,983	124,254	-1.4	1,172

* Including amortization expenses for intangible assets and for deferred insurance acquisition costs

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